

November 29, 2010

Mr. Christopher J. Stephens, Jr.
Chief Financial Officer
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

     Re: Form 10-K for the Fiscal Year Ended December 31, 2009
            Form 10-Q for the Period Ended September 30, 2010
               File No. 1-4801

Dear Mr. Stephens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

MD&A

Liquidity and Capital Resources, page 24

2. Your most restrictive financial covenant requires you to maintain a ratio of consolidated total debt to adjusted earnings before interest expense, income taxes, and depreciation and amortization. Your disclosures on page 43 indicate that you are also subject to additional covenants. Specifically, you disclose that your debt agreements contain financial covenants that require the maintenance of interest coverage and leverage ratios and minimum levels of net worth. Please disclose in greater detail the terms of all material debt covenants.

Critical Accounting Policies

Business Acquisitions and Goodwill, page 28

3. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - How you weight each of the methods used to value goodwill, including the basis for that weighting;
   - How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
   - To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
     - Identify the reporting unit;
     - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
     - The amount of goodwill;
     - A description of the assumptions that drive the estimated fair value;
     - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
     - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups including intangible assets related to revenue sharing programs for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

4. Given that the net intangible assets recorded related to revenue sharing programs represent approximately 19% of your total assets at December 31, 2009, please expand your disclosures in the notes to the financial statements and in critical accounting policies to address the following:
   - Please disclose how you determine the appropriate period over which to amortize these intangible assets. For example, please clarify whether there is a specific period associated with each agreement. You disclose on page 28 that you evaluate the remaining useful life of these assets to determine whether events and circumstances warrant a revision to the remaining period of amortization. This indicates that may not be a specified term associated with the agreements;
   - Please disclose the method you use to amortize these intangible assets. For example, you should clarify if you use amortize these assets on a straight-line basis. Please tell us how you determined whichever method you use reflects the pattern in which you realize the economic benefits of the customer list. Refer to ASC 350-30-35-6; and
   - Please also expand your disclosures regarding your impairment considerations of these intangible assets to address at what level you evaluate these assets for impairment. For example, please address whether it is on an agreement basis.

Consolidated Statements of Changes in Stockholders' Equity, page 35

5. Please tell us the nature of the line items described as convertible notes adjustment from temporary equity.

Notes to the Financial Statements

Note 10. Convertible Debt, page 44

6. Please tell us what consideration you gave to disclosing the amount by which each instrument's if-converted value exceeds its principal amount, regardless of whether the instrument is currently convertible. Refer to ASC 470-20-50-5(c).

Note 13. Pension and Other Postretirement Benefits, page 48

7. You maintain pension and other postretirement benefit plans in the U.S. and certain international locations. In this regard, please tell us what consideration you gave to ASC 715-20-50-4 in determining that you should aggregate U.S. and international plans in your disclosures provided. Specifically, tell us how you determined that the benefit obligations of international plans were not significant compared to the total benefit obligation and did not use significantly different assumptions.

Note 15. Income Taxes, page 55

8. You did not record deferred income taxes on $531,290 of undistributed earnings of your international subsidiaries since such earnings are considered to be reinvested indefinitely. Disclosures in your Form 10-Q for the period ended September 30, 2010 indicate that you intend to repatriate a portion of current year foreign earnings to the U.S. in 2010. Please address the following:
- Please expand your disclosures regarding the foreign earnings you intend to repatriate to disclose the amount of earnings you intend to repatriate and the quantitative impact of the intended repatriation on your effective tax rate and income tax expense;
- Please tell us whether you had previously considered these foreign earnings to be permanently reinvested. If so, please tell us at what point you determined that they would not be; and
- Please tell us the country from which these earnings were repatriated as well as the facts and circumstances that led you to repatriate these earnings. Please tell us whether there are additional undistributed earnings located in this country and how you were able to determine that these remaining earnings should be considered permanently reinvested. Refer to ASC 740-30-25-17.

Form 10-Q for period ended September 30, 2010

General

9. Please address the above comments in your interim filings as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief